
MAIL STOP 3561

January 25, 2007

Mr. Michael Connors
Chairman and Chief Executive Officer
Information Services Group, Inc.
107 Elm Street
Stamford, CT 06902

> **Re:** **Information Services Group, Inc.**
> **Amendment Nos. 3 & 4 to Registration Statement on Form S-1**
> **File No. 333-136536**
> **Amendment No. 4 filed January 9, 2007**

Dear Mr. Connors:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the company has revised its "Management" disclosures to include the biographies of three individuals, Frank Martell, Earl Doppelt, and Richard Gould, two of whom appear to have recently left VNU. As VNU would appear to operate in your target industry, please revise to indicate whether any current member of management is a party to a non-compete agreement with a former employer and, if so, please: (1) clarify the terms and scope of such agreement; and (2) state the effect that this agreement will or may have on your search for a target and/or operations going forward.

Management, page 62

2.   We note that the company has added management biographies for Messrs.
        Martell, Doppelt, and Gould, indicating that they have served the company since
        December 2006. However, your response to our prior comments, in particular our
        prior comment 4 from our letter dated December 14, 2006, indicates that these
        gentlemen were involved prior to this date. For example, your comment response
        refers to these men as your "other three founders" and that they had certain
        agreements in place prior to the filing of the registration statement. We further
        note that your initial Form S-1, filed August 11, 2006, made reference to your
        "management team". Please revise your disclosures concerning their start dates to
        respond to the foregoing statements.

Part II

Item 15 Recent Sales of Unregistered Securities

3.   Please revise your discussion to include the securities transfers made by Oenoke.
        In particular, but without limit, please address the securities law exemption relied
        upon for the transfers to Mr. Fitzgerald. In responding to the foregoing, please
        note that we believe that Oenoke, as a 100% owner of your stock, may be deemed
        a "co-issuer" for purposes of these transfers – thus, a discussion is warranted here.

Exhibits - General

4.   As noted below, we have several comments regarding the exhibits you have filed,
        particularly with respect to the insider letters. Please revise your Exhibits Table
        to explicitly refer to the parties to these letters so that we may verify that all
        management members have in fact signed and obligated themselves accordingly.

Exhibit 10.8

5.   Clause D of your Form of Stock Escrow agreement states that "the Stockholders
        have agreed to deposit all shares of Common Stock they own … and Oenoke has
        agreed to deposit all warrants it is to purchase pursuant to the Private Placement
        Agreement." Please confirm that this clause covers all of the company's existing
        and outstanding, Units, warrants, and common stock. Also, please file validly
        executed copies of this agreement.

Exhibit 10.16

6.   We note that the company has filed a "Stock Transfer Agreement" between
        Oenoke and William Fitzgerald relating to the transfer of 12,500 shares.
        However, the Annex to that agreement does not appear to have been signed by the
        investor. Please advise or revise.

Exhibit 10.19

7.   Please clarify your statement under "Reimbursement of Vendor Obligations" to indicate what sorts of debts or obligations may be owed to a vendor which would not represent a "service fee" or "product purchase price" as well as your references to debts "owed to any entity other than a vendor." In addition, please revise your Risk Factor disclosure to include these carve-outs.

Exhibit 10.28

8.   Based on our review Mr. Fitzgerald appears to be the "leasing consultant" you refer to on page 69. Otherwise he appears unrelated to your offering. However, this agreement contains certain clauses – particularly concerning the trust indemnification – which normally only apply to management and/or directors. Please confirm that this is the correct agreement and, if necessary, revise.

Exhibit 10.29

9.   The agreement you have filed refers to "[t]he undersigned senior advisor" but appears to have been signed by only Mr. Connors who is your Chief Executive officer. Please revise or advise.

Exhibits to Amendment No. 4 - General

10.   We note that the company has amended several "insider letters" including those filed as exhibits 10.19 10.20, 10.21, and 10.22 – however, we were unable to discern what you had changed in these letters. For example, we noted that Clause 1(f) was added to exhibit 10.19, but not to the other insider letters. Please advise.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comments may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: Emanuel Cherney
Fax: (212) 836-8689